FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 4, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMPLETION OF THE INTERSTATE AVIATION
COMMITTEE’S AUDIT AT URALS STAMPINGS PLANT

Chebarkul, Russia – September 4, 2007 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that specialists of the Aviation Register of the Interstate Aviation Committee (AR IAC) recertified Mechel’s Urals Stampings Plant subsidiary for aviation materials production.

As part of the annual auditing process, the specialists reviewed Urals Stampings Plant’s technological processes and tests for manufacturing materials for aviation purposes and assessed their compliance with AR IAC requirements.  Following the audit results, the specialists concluded that the plant’s quality management system complies with the requirements of GOST R ISO 9001-2001 standards and the plant’s applied technology and their characteristics comply with the AR IAC requirements.  The Urals Stampings Plant obtained its original certificate from the Interstate Aviation Committee in 2003.

Urals Stampings Plant manufactures forgings and stampings from titanium alloys, corrosion-resistant and heat-resistant steel and alloys, and carbon and alloyed grades of steel for the aerospace industry.  The plant produces approximately 100 various types of products.

The management team at Urals Stampings Plant pays significant attention to the quality of its products regardless of their purpose and is supported by a Quality Council. The plant’s quality policy is formulated and applied for improvement of the quality assurance system and support of high standards of responsibility practiced by each employee, from Managing Director to a plant worker.  Concurrently, the plant’s Quality and Certification Department regularly conducts internal audits of the quality system’s functioning and analyzes its efficiency.

Urals Stampings Plant is certified for compliance with the international standards, ISO 9002 from 1995 and ISO 9001 from 2003.  In 2002, the plant obtained the license to manufacture products for export in compliance with the requirements of the Association of American Railroads.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: September 4, 2007